April 7, 2011

BY ELECTRONIC FILING ON EDGAR

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Yukon Gold Corporation, Inc.
Preliminary Schedule 14A
Filed March 8, 2011
File No. 0-51068

Dear Ms. Nguyen Parker and Mr. Lucas:

         We are responding to the letter dated April 1, 2011, of Ms. Anne Nguyen Parker, Branch Chief, concerning the preliminary Schedule 14A Consent Solicitation Statement filed by Yukon Gold Corporation, Inc. ("Yukon Gold" or the "Company") on March 8, 2011. We have reproduced your comments and the Company's responses below.

General

Comment #1:                     We note your response to comment 6 from our letter dated February 10, 2011, as well as your revised disclosure at page 5 that you will include with the consent solicitation your Form 10-Q for the fiscal quarter ended October 31, 2010. Please revise to include your most recent Form 10-Q for the fiscal quarter ended January 31, 2011, which was filed March 17, 2011. In addition please revise to specifically incorporate by reference into your proxy statement each filing that you will deliver with the proxy statement, as required by Item 13(b)(2) of Schedule 14A, and identify on the last page of the proxy statement the documents so incorporated, as required by Item 13(c) of Schedule 14A.

1.           The Company has included with this filing its most recent quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2011. Further, we have revised our disclosure to include a specific incorporation by reference to the documents delivered to our shareholders, as required by Item 13 of Schedule 14A, under the caption "ANNUAL AND QUARTERLY REPORTS; INCORPORATION BY REFERENCE AND WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION" in the Consent Solicitation Statement. With this letter we have filed a copy of the Consent Solicitation Statement marked to show changes from our last filing.

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
April 7, 2011

          We are happy to answer any additional questions or respond to comments. We are hoping to file a definitive Consent Solicitation Statement shortly.

Very truly yours,

/s/ Jonathan H. Gardner
     Jonathan H. Gardner

cc:	J.L. Guerra, Jr. Kathy Chapman

YUKON GOLD CORPORATION, INC.
1226 White Oaks Blvd. Suite 10A
Oakville, Ontario L6H 2B9
Canada

April 7, 2011

BY ELECTRONIC FILING ON EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney

Re:	Yukon Gold Corporation, Inc.
Preliminary Schedule 14A
Filed March 8, 2011
File No. 0-51068

Ladies and Gentlemen:

          In connection with the response of Yukon Gold Corporation, Inc. (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated April 1, 2011, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YUKON GOLD CORPORATION, INC.

By:	/s/ J.L. Guerra, Jr.
J.L. Guerra, Jr., Chairman of the
Board of Directors